Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd. ZW9C, Boston, MA, 02210
Phone: 617-563-9480: Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

May 12, 2015

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2014 – July 1, 2015
Fidelity Salem Street Trust - Filing Amendment

To Whom It May Concern:

The purpose of this letter and its corresponding Rule 17g filing amendment is to appropriately link Fidelity Salem Street Trust (CIK: 0000035315; CCC: ez5gitr$) to accession number 0000880195-15-000005.

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement associated with this accession number were previously submitted.

Sincerely,

Jason R. Duffy

Enc.